UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41445

Jianzhi Education Technology Group Company Limited

15/F, Tower A, Yingdu Building, Zhichun Road
Haidian District, Beijing 100086
People’s Republic of China

+86 10 58732560

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

NOTICE OF CHANGE OF THE REGISTRANT’S CERTIFYING ACCOUNTANT

Jianzhi Education Technology Group Company Limited (the “Company”) today announced that it has dismissed WWC, P.C. (“WWC”) (“WWC”) as the Company’s independent auditor on January 9, 2026 and has approved the appointment of Enrome LLP (“Enrome”) as the independent auditor of the Company, effective January 9, 2026.

The change of the Company’s independent auditor was made after careful consideration and evaluation process and was approved by the Audit Committee and the Board of Directors of the Company.

WWC’s reports on the consolidated financial statements of the Company for the fiscal years ended December 31, 2023 and 2024 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, scope of accounting principles. During the Company’s two most recent fiscal years and through January 9, 2026, there were no disagreements  (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with WWC on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of WWC, would have caused WWC to make reference to such matters in their reports. Except for the material weakness as disclosed in the Company’s annual report on Form 20-F filed on April 20, 2025，there were no reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K) during the two fiscal years ended December 31, 2024, or in the subsequent period through January 9, 2026.

The Company provided WWC with a copy of the above disclosure and requested that WWC furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of the WWC’s letter is filed as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years ended December 31, 2024 and in the subsequent period through January 9, 2026, the Company has not consulted with Enrome with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

Forward-Looking Statements

This press release contains forward-looking statements that are based on the management’s current expectations, estimates, and assumptions about future economic conditions, industry performance, company operations, and financial results. These statements are not guarantees of future events or performance and involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements due to factors such as changes in economic conditions, market trends, industry developments, and operational factors. There can be no assurance that the expected events or outcomes will occur as anticipated.

About Jianzhi Education Technology Group Company Limited

Headquartered in Beijing and established in 2011, Jianzhi is a leading provider of digital educational content in China and has been committed to developing educational content to fulfill the massive demand for high-quality, professional development training resources in China. Jianzhi started operations by providing educational content products and IT services to higher education institutions. Jianzhi also provides products to individual customers. Leveraging its strong capabilities in developing proprietary professional development training content and success in consolidating educational content resources within the industry, Jianzhi has successfully built up a comprehensive, multi-dimensional digital educational content database which offers a wide range of professional development products. Jianzhi embed proprietary digital education content into the self-developed online learning platforms, which are provided to a wide range of customers through its omni-channel sales system. Jianzhi is also fully committed to the digitalization and informatization of the education sector in China. For more information, please visit: www.jianzhi-jiaoyu.com.

For investor and media inquiries, please contact:

Jianzhi Education Technology Group

Corporate Communications

Phone: +86 10 5873 2560

Email: jianzhi@jiuye.net

Exhibit Index

Exhibit No.	Description

Exhibit 16.1	Letter of WWC, P.C. to the U.S. Securities and Exchange Commission dated January 13, 2026

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED

By:	/s/ Peixuan Wang
Name:	Peixuan Wang
Title:	Chairwoman of the Board

Date: January 13, 2026

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